Filed Pursuant to Rule 424(b)(3)

Registration No. 333-195373

This pricing supplement relates to an effective registration statement under the Securities Act of 1933, as amended, but it is not complete and may be changed. This pricing supplement and the accompanying prospectus and prospectus supplement are not an offer to sell these securities and they are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRICING SUPPLEMENT NO. 6 DATED JULY 19, 2016
TO PROSPECTUS DATED APRIL 18, 2014, AS SUPPLEMENTED BY
PROSPECTUS SUPPLEMENT DATED APRIL 18, 2014, AND
SUPPLEMENTAL TO THE OFFICERS’ CERTIFICATE AND COMPANY ORDER DATED APRIL 18, 2014

U.S. BANCORP
Medium-Term Notes, Series V (Senior)
Medium-Term Notes, Series W (Subordinated)

This pricing supplement supplements the terms and conditions in the prospectus, dated April 18, 2014, as supplemented by the prospectus supplement, dated April 18, 2014, and relates to the offering and sale of $                         % Senior Notes due July       , 20       (the “Notes”) of U.S. Bancorp (“USB” or the “Company”).

CUSIP No.:		Issue Price (Dollar Amount and
Series:		Percentage of Principal Amount):	$ / %
☒ Series V (Senior)
☐ Series W (Subordinated)		Proceeds to the Company:	$
Form of Note:		Interest Rate/Initial Interest Rate:	%
☒ Book-Entry		Interest Payment Dates:	July and January ,
☐ Certificated			beginning January , 2017
Principal Amount:	$	Regular Record Dates:	15 Calendar Days prior to
Trade Date:	July , 2016		each Interest Payment Date
Original Issue Date:	July , 2016	Interest Determination Dates:	Not applicable
Maturity Date:	July , 20	Interest Reset Dates:	Not applicable
Base Rate (and, if applicable, related Interest Periods):		Index Source:	Not applicable

☒ Fixed Rate Note		Index Maturity:	Not applicable
☐ Commercial Paper Note		Spread:	Not applicable
☐ Federal Funds Note		Spread Multiplier:	Not applicable
☐ Federal Funds (Effective) Rate		Maximum Interest Rate:	Not applicable
☐ Federal Funds Open Rate		Day Count:	30/360
☐ Federal Funds Target Rate		Minimum Interest Rate:	Not applicable
☐ LIBOR Note		For Original Issue Discount Notes:
☐ EURIBOR Note		Original Issue Discount %:	Not applicable
☐ Prime Rate Note		Yield to Maturity:	Not applicable
☐ CD Rate Note		Original Issue Discount Notes:
☐ Treasury Rate Note ☐ CMT Rate Note ☐ Reuters Page FRBCMT

☐   Subject to special provisions set forth therein with respect to the principal amount thereof payable upon any redemption or acceleration of the maturity thereof.

☐   For Federal income tax purposes only.

☐ Reuters Page FEDCMT ☐ One-Week ☐ One-Month		Additional Terms: See “Supplemental Information” below.
☐ Other Base Rate (as described below)
☐ Zero Coupon Note

Agent’s Commission:	$
Redemption Date:	June , 20

Redemption Terms: Redeemable in whole or in part on or after the Redemption Date at 100% of the principal amount of the Notes (par), plus accrued and unpaid interest thereon to the date of redemption. The Company shall provide 10 to 60 calendar days’ notice of redemption to the registered holder of the Notes.

The Notes are not savings accounts, deposits or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. The Notes are unsecured and will rank equally with our other unsecured and unsubordinated debt obligations.

Investing in the Notes involves risks.  Potential purchasers of the Notes should consider the information set forth in the “Risk Factors” section beginning on page S-2 of the accompanying prospectus supplement and the discussion of risk factors contained in our annual, quarterly and current reports filed with the Securities and Exchange Commission, which are incorporated herein by reference.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement, the accompanying prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note(1)	Total
Price to Public	%	$
Agents’ Commissions or Discounts	%	$
Net Proceeds (Before Expenses) to Us	%	$

(1)  Plus accrued interest, if any, from July     , 2016, if settlement occurs after that date.

We expect to deliver the Notes to investors through the book-entry delivery system of The Depository Trust Company and its direct participants on or about July      , 2016.

Joint Book-Running Managers

U.S. Bancorp Investments, Inc.	Barclays	Goldman, Sachs & Co.

July       , 2016

SUPPLEMENTAL INFORMATION

Recent Developments

On July 15, 2016, we issued a press release announcing results for the second quarter ended June 30, 2016. Further information relating to our financial results for the second quarter ended June 30, 2016 is contained in the filed portion of our Current Report on Form 8-K dated July 15, 2016, which is incorporated herein by reference.

Supplemental Information Concerning The Notes

The following supplemental information concerning the Notes is intended to be read in conjunction with the statements under “Description of Notes” in the accompanying prospectus supplement, which the following information supplements and, if there are any inconsistencies, supersedes. The following supplemental information is only applicable to the Notes being offered hereby.

Waiver and Termination of Rights with Respect to U.S. Bancorp Replacement Capital Covenants

The Company has entered into several transactions involving the issuance of capital securities (“Capital Securities”) by certain Delaware statutory trusts formed by the Company (the “Trusts”), the issuance by the Company of preferred stock (“Preferred Stock”) or the issuance by an indirect subsidiary of U.S. Bank National Association of preferred stock exchangeable for the Company’s Preferred Stock under certain circumstances (“Exchangeable Preferred Stock”). Simultaneously with the closing of each of those transactions, the Company entered into a replacement capital covenant, as amended from time to time (as amended, each, a “Replacement Capital Covenant” and collectively, the “Replacement Capital Covenants”), for the benefit of persons that buy, hold or sell a specified series of long-term indebtedness of the Company or U.S. Bank National Association (the “Covered Debt”). Each of the Replacement Capital Covenants provides that neither the Company nor any of its subsidiaries (including any of the Trusts) will repay, redeem or purchase any of the Preferred Stock, Exchangeable Preferred Stock or the Capital Securities and the securities held by the Trust (the “Other Securities”), as applicable, on or before the date specified in the applicable Replacement Capital Covenant, unless (a) the Company has received proceeds from the sale of qualifying securities that have equity-like characteristics that are the same as, or more equity-like than, the applicable characteristics of the Preferred Stock, the Exchangeable Preferred Stock, the Capital Securities or Other Securities, as applicable, at the time of repayment, redemption or purchase, and (b) the Company has obtained the prior approval of the Federal Reserve System, if such approval is then required by the Federal Reserve System or, in the case of the Exchangeable Preferred Stock, the approval of the Office of the Comptroller of the Currency.

Additional information regarding the closing date for each transaction, issuer, series of Capital Securities, Preferred Stock or Exchangeable Preferred Stock issued in the relevant transaction, Other Securities, if any, and the applicable Covered Debt for those securities that remain outstanding and have a Replacement Capital Covenant is set forth under the heading “Capital Covenants” in the Company’s annual report on Form 10-K for the year ended December 31, 2015 (“2015 Form 10-K”), which is incorporated herein by reference.

Currently, the Company’s 7.50% Subordinated Debentures due 2026 (CUSIP No. 911596AL8) and 1.95% Medium-Term Notes, Series T, due 2018 (CUSIP No. 91159HHE3) have been designated as Covered Debt for those securities that remain outstanding and have a Replacement Capital Covenant, as identified in the Company’s 2015 Form 10-K.

In the event that we elect to redeem or repurchase the securities that serve as a Covered Debt, either in full or in part and, as a result thereof, the principal amount thereof is reduced below a specified threshold, or upon the date that is two years prior to the final maturity date of such Covered Debt, we are required to identify another series of eligible debt to serve as the Covered Debt entitled to the benefits of the applicable Replacement Capital Covenant. The Notes being offered hereby would qualify as a Covered Debt if we designate them as such and, therefore, if we redeem or repurchase the securities that serve as a Covered Debt, or upon such date that is two years prior to the final maturity date of such Covered Debt, we may thereafter designate the Notes as the Covered Debt for the respective Replacement Capital Covenant to which they relate. If we designate the Notes as a Covered Debt, we expect that we would thereafter terminate the applicable Replacement Capital Covenant in accordance with the terms of the Notes as described below.

PS-2

The Notes will provide that, in the event they are designated as a Covered Debt for any of the Replacement Capital Covenants, each purchaser of the Notes, for itself and any and all successors and assigns, waives all rights under, and irrevocably authorizes us to terminate, without further action by or payment to any holders of the Notes, the applicable Replacement Capital Covenant. This feature of the Notes will effectively allow us to unilaterally terminate the applicable Replacement Capital Covenant, if we so choose, in the event the Notes are designated as a Covered Debt. This will provide us with flexibility, if and when we repay, redeem or repurchase the securities that serve as a Covered Debt, to redeem the Preferred Stock, the Exchangeable Preferred Stock, the Capital Securities or Other Securities, as applicable, without issuing qualifying securities under the applicable Replacement Capital Covenant.

By purchasing the Notes, an investor shall be deemed to have waived, for itself and any and all successors and assigns, all rights with respect to, and to have irrevocably authorized us to terminate, any applicable Replacement Capital Covenant upon such Notes becoming the corresponding Covered Debt as described above.

Supplemental Information for Plan of Distribution

Conflicts of Interest.

The Company’s affiliate, U.S. Bancorp Investments, Inc., will be participating in sales of the Notes. As such, the offering is being conducted in compliance with the applicable requirements of FINRA Rule 5121.

Notice to Canadian Investors.

The Notes are unsecured and are not and will not be savings accounts, deposits, obligations of, or otherwise guaranteed by, U.S. Bank National Association or any other bank. The Notes do not evidence deposits of U.S. Bank National Association or any other banking affiliate of the Company. The Notes are not insured by the Federal Deposit Insurance Corporation, the Canada Deposit Insurance Corporation or any other insurer or governmental agency or instrumentality. The Company is not regulated as a financial institution in Canada. However, U.S. Bank National Association’s Canada branch is listed on Schedule III to the Bank Act (Canada) and is subject to regulation by the Office of the Superintendent of Financial Institutions (Canada).  The Notes may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the Notes must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if the prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to Section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

PS-3